ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated September 18, 2013

ETRACS Diversified High Income ETN

Profile
Issuer	UBS AG
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)
Index Yield[2]	7.71%
CUSIP	90267L805
Primary exchange	NYSE Arca®
Initial trade date	9/18/2013
Maturity date	9/18/2043
Annual Tracking Rate	0.84% , accrued on a daily basis
Underlying Index	NYSE® Diversified High Income Index

ETN Ticker: DVHI

Key Features

–	Significant income potential in the form of a variable monthly coupon linked to the cash distributions, if any, on the Index constituents, less investor fees and any withholding taxes
–	Tracks an index comprised of a diversified portfolio of 138 publicly-traded, income-producing securities
–	Convenience of an exchange-traded security

About the ETN

The ETRACS Diversified High Income ETN (NYSE: DVHI) (“DVHI” or the “ETN”) is an exchange-traded note linked to the performance of the NYSE® Diversified High Income Index. DVHI has been approved for listing on the NYSE Arca® exchange (subject to official notice of issuance), is denominated in USD, and pays a USD-denominated variable monthly coupon linked to the cash distributions, if any, on the Index constituents, less investor fees and any withholding taxes.

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS offers innovative investment products with easy access to markets and strategies that may not be readily available in the existing marketplace.

About the Underlying Index

The NYSE® Diversified High Income Index (the “Index”) measures the performance of a diversified basket of 138 publicly-traded securities that historically pay significant dividends or distributions (referred to herein as “dividends”). According to the Index sponsor, NYSE Group, Inc., the Index’s features and construction seek to highlight income, while the diversification of the Index constituent sectors seeks to reduce price volatility. The Index methodology incorporates minimum free float market capitalization, as well as dividend yield, liquidity and asset class and sector weighting requirements. The Index is rebalanced quarterly to maintain the sector target weightings set forth in Table 1 below. The Index is a price return index (i.e., the reinvestment of dividends is not reflected in the Index; rather, any cash distributions on the Index constituents, less investor fees and any withholding taxes, are reflected in the variable monthly coupon that may be paid to investors of the ETN). The Index was created on August 20, 2013 and, therefore, has no performance history prior to that date.

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ETRACS Diversified High Income ETN

Table 1 – Asset Classes, Sectors and Sector Target Weightings
Asset Class	Asset Class Weighting	Sector	Sector Securities	Number of Constituents	Sector Target Weighting
Equities	60.00%	Business Development Companies	Business Development Companies	15	15.00%
		Energy MLPs	Energy MLPs	25	15.00%
		Mortgage REITs	Mortgage REITs	15	7.50%
		REITs	REITs	20	7.50%
		U.S.-listed Equities	U.S.-listed Equities	50	7.50%
		International Equities	International Equities ETFs	4	7.50%
Fixed Income, Bonds and Related Assets	40.00%	Municipal Bonds	Municipal Bond ETFs	3	10.00%
		High Yield Bonds	High Yield Bond ETF	1	10.00%
		Emerging Markets Bonds	Emerging Markets Bond ETF	1	10.00%
		Preferred Stock	Preferred Stock ETFs	4	10.00%
Source: NYSE Group, Inc.

Target Sector Weightings

Source: NYSE Group, Inc.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Diversified High Income ETN

Index Constituents
Top 10 Index Constitutents

Name	% Weight
PowerShares Emerging Markets Sovereign Debt ETF	9.97%
iShares iBoxx $ High Yield Corporate Bond ETF	9.93%
iShares US Preferred Stock ETF	7.04%
Market Vectors High Yield Municipal Index ETF	4.94%
Ares Capital Corp	4.15%
Energy Transfer Partners LP	4.00%
iShares International Select Dividend ETF	3.80%
PowerShares Insured National Municipal Bond ETF	3.74%
Prospect Capital Corp	2.66%
American Capital Agency Corp	2.66%
Source: NYSE Group Inc., as of September 13, 2013.

Benefits of Investing

–	Monthly income potential in the form of a variable coupon linked to the cash distributions, if any, on the Index constituents, less investor fees and any withholding taxes.
–	Diversification across geographic regions (e.g., emerging market bonds and international equities) and across asset classes and sectors (e.g., equities, fixed income, MLPs, BDCs, REITs, preferred stock, high yield bonds, etc.).
–	Convenience of an exchange-traded security.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Diversified High Income ETN

Selected Risk Considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your principal - The ETNs are fully exposed to any decline in the level of the Index. Because the ETNs are subject to investor fees, the level of the Index, as measured by the Final Index Level, will need to increase from the Initial Index Level by an amount at least equal to the percentage of the Principal Amount represented by the investor fees, less any net distributions made by the Index constituents, in order for you to receive an aggregate amount over the term of the ETNs equal to at least the Principal Amount of your ETNs. If the increase in the level of the Index is insufficient to offset the negative effect of the investor fees, less any net distributions made by the Index constituents, or if the level of the Index declines, you will lose some or all of your investment at maturity or call, or upon early redemption.

–	Market risk - The return on the ETNs, which may be positive or negative, is linked to the return on the Index as measured by the Index Performance Ratio, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

–	Credit of issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs, including any payment at maturity or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, call or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
–	A trading market for the ETNs may not develop - Although the ETNs have been approved for listing, subject to official notice of issuance, there is no guarantee that a liquid trading market for the ETNs will develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs. We may suspend or cease sales of the ETNs at any time, at our sole discretion.

–	Minimum redemption amount - You must elect to redeem at least 50,000 ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement.

–	Your redemption election is irrevocable - You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Measurement Date.

–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

–	UBS’s call right - UBS may elect to redeem all outstanding ETNs at any time on or after September 23, 2014, as described under “Specific Terms of the ETNs — UBS Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than the Principal Amount of your ETNs.

–	You are not guaranteed a coupon payment - You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fees. In addition, any Tracking Fee Shortfall will reduce the Coupon Amount, if any, for the following Coupon Valuation Date.

–	Limited performance history - The Index was created on August 20, 2013. As a result, the Index has a limited performance history. It is uncertain how the Index will perform in the future.

–	Owning the ETNs is not the same as owning any of the Index constituents or ETF constituents - The return on your ETNs may not reflect the return you would realize if you actually owned any of the MLPs, BDCs, REITs, equities or ETFs underlying the Index or the securities underlying the ETFs.

ETRACS : Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Diversified High Income ETN

Footnotes

1The issuer credit rating as of September 13, 2013 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

2The Index Yield is calculated as of September 13, 2013 by the sponsor of the Index, NYSE Group, Inc. Because the Index Yield does not reflect investor fees or applicable withholding taxes, and the variable monthly coupon that may be paid by the ETN, if any, is subject to fees and withholding taxes, the yield on the ETNs will always be less than the Index Yield (and the total return on the ETNs will always be less than the total return on a hypothetical direct investment in the Index or Index constituents). Investors are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

The NYSE® Diversified High Income Index is a service mark of NYSE Euronext or its affiliates (“NYSE Euronext”) and has been licensed for use by UBS AG in connection with the ETNs. The ETNs are not sponsored, endorsed, sold or promoted by NYSE Euronext. NYSE Euronext makes no representations or warranties regarding the ETNs or the ability of the Index to track the general stock market performance.

NYSE EURONEXT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE EURONEXT HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST	Website: www.etracs.com